PATTON BOGGS LLP
2001 ROSS AVENUE, SUITE 3000
DALLAS, TEXAS 75201
214-758-1550
April 7, 2006
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance

Re:	JK Acquisition Corp. Registration Statement on Form S-1 Registration Statement No. 333-125211
Dear Mr. Reynolds:
      JK Acquisition Corp. (the “Company”) has filed with the Commission an Amendment No. 11 to the above referenced Registration Statement (the “Registration Statement”). The changes reflected in Amendment No. 11 are intended to respond to the comments set forth in your letter dated April 5, 2006 (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Within our response, page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on April 7, 2006.
General
1.	We note your response to comment three of our letter dated March 30, 2006. Considering you can structure a business combination in which less than 19.99% of your shareholders are allowed to redeem, please revise your disclosure to reflect that possibility and disclose the circumstances in which we would reduce the maximum conversion percentage.

RESPONSE: We have revised pages 7, 23 and 25 to address your comment.

To further clarify, we would only convert less than 19.99% pursuant to a business combination that we intended to consummate, if fewer than 19.99% of the public stockholders exercised their conversion rights. For example, if only 10% of the shares held by public stockholders voted against the business combination and exercised their conversion rights, then we would only convert 10% of the shares held by public

Division of Corporation Finance
Attn: John Reynolds
April 7, 2006

stockholders. Under no circumstance would we reduce the maximum conversion percentage of 19.99%.

2.	Please file the document that evidences the obligation of Messrs. Wilson and Spickelmier to purchase 333,334 units in the private placement.

RESPONSE: Please see the Unit Placement Agreement that was previously filed as Exhibit 10.11 with Amendment No. 10 on March 31, 2006. The Unit Placement Agreement will be executed only after such time as the Commission declares the Registration Statement to be effective.

3.	We note that you are relying upon an exemption in issuing the units to Messrs. Wilson and Spickelmier in the private placement that will take place prior to this offering. Please revise to include a risk factor to address the possibility that the offering could be considered a general solicitation with respect to the noted private placement.

RESPONSE: We have added a new risk factor on page 15 to address your comment.
Use of Proceeds, page 18
4.	We note your response to comment nine of our letter dated March 30, 2006. Because you intend to primarily fund your business with interest earned on the trust account, please revise to discuss your expectation regarding the interest. Will you invest all of the trust proceeds in “government securities”? If so, disclose the interval in which the interest is paid. If you have to rely on advances while waiting for disbursements, will those advances carry an interest rate?

RESPONSE: We have revised note (2) on page 20 to address your comments.
Proposed Business, page 27
5.	We note your response to comment 13 of our letter dated March 30, 2006. Please revise to clarify if the revision means that you will only consider “cash flow positive” companies? If not, discuss the circumstances in which you would consider companies not “cash flow positive.”

RESPONSE: We have revised page 28 to address your comment.

Division of Corporation Finance
Attn: John Reynolds
April 7, 2006

     If you have any questions regarding this request, please do not hesitate to contact me at (214) 758-6621 or Fred Stovall at (214) 758-1515.

Very truly yours,
/s/ Thad A. Schaefer
Thad A. Schaefer, Esq.

cc:	Fred S. Stovall, Esq. James P. Wilson Keith D. Spickelmier